[redacted]

AB 10/15

CD 10/9/13

13025852

SEC MAIL PROCESSING SECTION RECEIVED AUG 2 9 2013 WASH, D.C. 193

SECURI ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 21242 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/2012 (MM/DD/YY) AND ENDING 06/30/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William C. Burnside and Co., Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 N Vermilion St
(No. and Street)

Danville, IL 61832
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce R. Lindahl 217-443-3310
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, Inc - dba Edward Opperman
(Name – *if individual, state last, first, middle name*)

1901 Kossuth St. Lafayette, IN 47905
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

DD 10/18/13

## OATH OR AFFIRMATION

I, Bruce R. Lindahl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William C. Burnside and Co., Inc, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SUSAN JANE STRAWSER
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/04/15

Bruce R Lindahl
Signature

President
Title

Susan Jane Strawser
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WILLIAM C. BURNSIDE & COMPANY, INC.

## REPORT ON AUDIT OF FINANCIAL STATEMENTS

## JUNE 30, 2013

EDWARD OPPERMAN · CPA · CERTIFIED PUBLIC ACCOUNTANT

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT

# WILLIAM C. BURNSIDE & COMPANY, INC.

# REPORT ON AUDIT OF FINANCIAL STATEMENTS

# JUNE 30, 2013

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

e@edwardoppermancpa.com | www.edwardoppermancpa.com

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**TABLE OF CONTENTS**

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have audited the accompanying balance sheet of William C. Burnside & Company, Inc. (the Firm), as of June 30, 2013, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the year then ended. William C. Burnside & Company, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William C. Burnside & Company, Inc., as of June 30, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), William C. Burnside & Company, Inc.'s internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 2, 2013 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 2, 2013

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**STATEMENT OF FINANCIAL CONDITION**

**AS OF JUNE 30, 2013**

| | | |
|---|---|---|
| **CURRENT ASSETS** | | |
| Cash and cash equivalents | $ | 88,311 |
| Cash segregrated under federal and other regulations | | 951 |
| Cash with clearing organization | | 42,157 |
| | | 131,419 |
| **OTHER ASSETS** | | |
| Commission receivable | | 1,460 |
| Investment in subsidiary | | 5,000 |
| Securities owned, at fair value | | 9,500 |
| Prepaid expenses | | 2,281 |
| Property and equipment, net of accumulated depreciation of $55,028 | | - |
| **TOTAL OTHER ASSETS** | | 18,241 |
| **TOTAL ASSETS** | $ | 149,660 |

**LIABILITIES AND STOCKHOLDERS' EQUITY**

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts payable | $ | 844 |
| Accrued expenses | | 7,487 |
| Income tax payable | | 1,973 |
| Commissions payable | | 6,000 |
| **TOTAL LIABILITIES** | | 16,304 |
| **STOCKHOLDERS' EQUITY** | | |
| Shares authorized: 1,000,000; Shares issued and outstanding: 75,000 | | 75,000 |
| Additional Paid In Capital | | 275,000 |
| Retained Earnings | | (216,644) |
| **TOTAL STOCKHOLDERS' EQUITY** | | 133,356 |
| **TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY** | $ | 149,660 |

The accompanying notes are an integral part of the financial statements.

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**STATEMENT OF INCOME**

**AS OF JUNE 30, 2013**

| | | |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ | 523,248 |
| Interest income | | - |
| **TOTAL REVENUE** | | 523,248 |
| | | |
| **EXPENSES** | | |
| Advertising and promotions | $ | 5,696 |
| Bank service fee | | 789 |
| Broker education | | 1,434 |
| Clearing and execution charges | | 26,129 |
| Commission expense | | 362,040 |
| Communications | | 6,881 |
| Compensation and related benefits | | 35,975 |
| Depreciation expense | | 1,138 |
| Insurance | | 3,960 |
| Miscellaneous | | 136 |
| Occupancy | | 14,798 |
| Office expenses | | 7,098 |
| Professional fees, dues and subscriptions | | 31,069 |
| Repairs and maintenance | | 441 |
| Travel and entertainment | | 3,294 |
| **TOTAL OPERATING EXPENSES** | | 500,878 |
| | | |
| **INCOME BEFORE INCOME TAX PROVISION** | | 22,370 |
| Income tax provision | | 5,599 |
| **NET INCOME** | $ | 16,771 |

The accompanying notes are an integral part of the financial statements.

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY**

**AS OF JUNE 30, 2013**

| | Capital Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at July 1, 2012** | **$ 75,000** | **$ 275,000** | **$ (233,415)** | **$ 116,585** |
| Additional Paid In Capital | - | - | - | - |
| Stock Issue | - | - | - | - |
| Purchase of Shares | - | - | - | - |
| Distributions | | | - | - |
| Net Income | - | - | 16,771 | 16,771 |
| **Balance at June 30, 2013** | **$ 75,000** | **$ 275,000** | **$ (216,644)** | **$ 133,356** |

The accompanying notes are an integral part of the financial statements.

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**STATEMENT OF CASH FLOWS**

**AS OF JUNE 30, 2013**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income | $ | 16,771 |
| Depreciation | | 1,138 |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | | 13,430 |
| Prepaid expenses | | 3,744 |
| Increase (decrease) in operating liabilities: | | |
| Accounts payable | | 117 |
| Accrued expenses | | 5,469 |
| Income tax payable | | 1,973 |
| Net Cash Provided by (Used in) Operating Activities | | 42,642 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Purchased of property, plant and equipment | | (1,098) |
| Net Cash Provided by (Used in) Investing Activities | | (1,098) |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Net Cash Provided by (Used in) Financing Activities | | - |
| Net increase (decrease) in cash | | 41,544 |
| Cash - beginning of year | | 88,924 |
| Cash - end of year | $ | 130,468 |

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—William C. Burnside & Company, Inc. (the Firm) was incorporated in the state of Illinois on September 30, 1976. The firms is registered with the Securities and Exchange Commission. The Firm's principal business activity is the sale of securities and doing business as a $50,000 broker-dealer. The Firm is a member of the Financial Industry Regulatory Authority (FINRA), and the Securities Investor Protection Corporation (SIPC).

   The Firm does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Firm meets the exceptive provisions of Rule 15c3-3. All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of June 30, 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution, and money market accounts. At times, such accounts may be in excess of FDIC insured limits. The Firm did not have amounts in excess of insured limits for this year.

e. Accounts Receivable—Accounts Receivable consists of commissions, fees and other amounts owed to the Firm. The Firm considers accounts receivable to be fully collectible. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Property, Plant, Equipment and Depreciation—Property and equipment directly owned by the Firm are carried at cost, less accumulated depreciation using accelerated methods of depreciation. Depreciation expense amounted to $1,138 for the period ended June 30, 2013. When property or equipment are sold or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss on the disposition is recorded in operations. Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the properties involved are treated as additions to plant and equipment.

g. Advertising—The Firm's advertising costs are expensed as incurred. During the period under audit no advertising costs were incurred.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

h. Marketable Securities—The Firm reports its marketable securities as trading securities and are recorded at fair value. Fair value is determined by closing market price at June 30 which falls in the Level 1 hierarchy level as described in SFAS 157 *Fair Value Measurements*. Realized and unrealized gains and losses are recorded in current earnings.

i. Operating Leases—The Firm leases various office equipment through operating leases on a month to month basis. No future minimum payments are required.

NOTE 2: INVESTMENT SECURITIES

At June 30, 2013, securities are stated at current market value. The resulting difference between cost and market is included in income.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. The payable to brokers are commissions due to the brokers. At June 30, 2013 there were receivables of $0 and payables of $6,000 accrued.

NOTE 4: INCOME TAX EXPENSE

The Firm with the consent of its stockholders, has elected under the Internal Revenue Code to be taxed as an C Corporation. Income taxes are provided for the tax effects of transaction reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for the differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for any operating loss carry forwards, charitable contribution carry forwards, and tax credit carry forwards that are available to offset future income taxes.

NOTE 5: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $50,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. As of June 30, 2013, net capital as defined by the rules, equaled $118,023. The ratio of aggregate indebtedness to net capital was 13.81%. Net capital in excess of the minimum required was $68,023.

NOTE 6: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 7: FAIR VALUE MEASUREMENTS

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurement." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and expands disclosures about fair value measurements. In February 2008, the FASB released FASB Staff Position (FSP) 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Firm adopted SFAS No. 157 for financial assets and liabilities during the year ended June 30, 2009.

SFAS No. 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy required that the Firm maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair values are as follows:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices or similar assets and liabilities in active markets, similar assets and liabilities in markets that are not active or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flows methodologies and similar techniques that use significant unobservable inputs.

NOTE 8: COMMON STOCK

The Firm has one class of common stock that has equal rights, preferences, qualifications, limitations and restrictions. All of the stock is no par value.

The following summarizes the Firm's share of common stock at June 30, 2013:

| | |
|---|---|
| Authorized Shares: | 1,000,000 |
| Issued Shares: | 75,000 |
| Outstanding Shares: | 75,000 |

NOTE 9: INCOME TAXES

At June 30, 2013, the provision for income taxes consists of the following components:

| | |
|---|---|
| Federal | $ 3,037 |
| State | $ 2,125 |

Tax years ending after June 30, 2009, remain subject to examination by taxing jurisdictions.

NOTE 10: FAIR VALUE MEASUREMENTS

As of June 30, 2013, the Firm held certain financial assets and liabilities that are required to be measured at fair value on a recurring basis. The following table presents information on these assets and liabilities as well as the fair value hierarchy used to determine their fair value:

| | Level 1: Quoted Prices in Active Markets for Identical Assets | Total Fair Value at June 30, 2013 |
|---|---|---|
| **AS OF JUNE 30, 2013** | | |
| Cash and cash equivalents | $ 88,311 | $ 88,311 |
| Cash with clearing organization | 42,157 | 42,157 |
| United States Treasury bills | 9,500 | 9,500 |
| **TOTAL ASSETS** | $ 139,968 | $ 139,968 |

NOTE 11: COMMITMENTS AND CONTINGENCIES

On January 25, 2002, the Firms entered into an agreement with Southwest Securities, Inc. (SWS) whereby SWS, Inc. will execute and clear securities transactions for the Firm on a fully disclosed basis. The original term of the agreement was for one year and is automatically renewable until written notice of termination is given 30 days prior to termination date. Under the terms of the agreement, the Firm is prohibited from entering into a similar agreement with another broker/dealer without prior approval from SWS. The Firm has deposited $10,000 with SWS to assure the Firm's performance under the agreement. This amount is included in "Cash and Cash Equivalents" on the statement of financial condition.

NOTE 12: CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $951 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange commission. None of this amount represents customer funds.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 2, 2013

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

**AS OF JUNE 30, 2013**

**Schedule I**

| | | | |
|---|---|---|---|
| 1. | Total ownership equity from Statement of Financial Condition | | $ 133,356 |
| 2. | Deduct ownership equity not allowable for Net Capital | | - |
| 3. | Total ownership equity qualified for Net Capital | | $ 133,356 |
| 4. | Add: | | |
| | a. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | - |
| | b. Other deductions or allowable in computation of net capital | | - |
| 5. | Total capital and allowable subordinated liabilities | | 133,356 |
| 6. | Deductions and/or charges: | | |
| | a. Total nonallowable assets from Statement of Financial Condition | 14,443 | |
| | b. Secured demand note deficiency | - | |
| | c. Commodity futures contracts and spot commodities-proprietary capital charges | - | |
| | d. Other deductions and/or charges | - | (14,443) |
| 7. | Other additions and/or allowable credits | | - |
| 8. | Net capital before haircuts on securities positions | | 118,913 |
| 9. | Haircuts on securities (computed, where applicable pursuant to 15c3-1 ((f)) | | |
| | a. Contractual securities commitments | - | |
| | b. Subordinated securities borrowings | - | |
| | c. Trading and investments securities | - | |
| | 1. Exempted securities | - | |
| | 2. Debt securities | 891 | |
| | 3. Options | - | |
| | 4. Other securities | - | |
| | d. Undue Concentrations | - | |
| | e. Other | - | (891) |
| 10. | Net Capital | | $ 118,022 |

The accompanying notes are an integral part of the financial statements.

**WILLIAM C. BURNSIDE & COMPANY, INC.**

**COMPUTATION OF NET CAPITAL REQUIREMENTS**

**FOR THE PERIOD ENDED JUNE 30, 2013**

**Schedule I**

COMPUTATION OF NET CAPITAL REQUIREMENTS

| | | | |
|---|---|---|---|
| 11. Minimum net capital requested (6 2/3% of line 18) | | $ | 1,087 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirements of subsidiaries computed in accordance with Note A | | | 50,000 |
| 13. Net capital requirement (greater of line 11 or 12) | | | 50,000 |
| 14. Excess net capital (line 10 less 13) | | | 68,022 |
| 15. Net capital less greater of 10% of line 18 or 120% of line 12 | | | 58,022 |
| 16. Total liabilities from Statement of Financial Condition | | | 16,304 |
| 17. Add: | | | |
| a. Drafts for immediate credit | - | | |
| b. Market value of securities borrowed for which no equivalent value is paid or credited | - | | |
| c. Other unrecorded amounts (List) | - | | - |
| 18. Total aggregate indebtedness | | $ | 16,304 |
| 19. Percentage of aggregate indebtedness to net capital (line 18 divided by line 10) | | | 13.81% |

The accompanying notes are an integral part of the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

We have audited William C. Burnside & Company, Inc's internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). William C. Burnside & Company, Inc's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying audit report. Our responsibility is to express an opinion on the Firm's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, William C. Burnside & Company, Inc., maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(Continued)

(Continued)

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets and the related statements of income, stockholders' equity and comprehensive income, and cash flows of William C. Burnside & Company, Inc, and our report dated August 2, 2013 expressed an unqualified opinion.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 2, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the June 30, 2013 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 2, 2013

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

**Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation**

The Board of Directors
WILLIAM C. BURNSIDE & COMPANY, INC.
Danville, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2011 to June 30, 2013, which were agreed to by William C. Burnside & Company, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating William C. Burnside & Company, Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). William C. Burnside & Company, Inc's management is responsible for William C. Burnside & Company, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended June 30, 2012 less revenues reported on the FOCUS reports for the period from January 1, 2013 to March 31, 2013, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2011 to June 30, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
August 2, 2013